EXHIBIT 99.1

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Mogo Finance Technology Inc. (“Mogo”) 2100 - 401 West Georgia St. Vancouver, British Columbia V6B 5A1

Item 2.	Date of Material Change

April 14, 2019

Item 3.	News Release

A news release attached hereto as Schedule “A” was disseminated on April 15, 2019 by Canada Newswire.

Item 4.	Summary of Material Change

On April 14, 2019, Mogo and Difference Capital Financial Inc. (“Difference”) entered into an arrangement agreement (the “Arrangement Agreement”) to combine their businesses by way of a statutory plan of arrangement (the ”Arrangement”) under the Business Corporations Act (British Columbia) (the ”BCBCA”).

Item 5.	Full Description of Material Change

The Arrangement

On April 14, 2019, Mogo and Difference entered into the Arrangement Agreement pursuant to which Mogo and Difference agreed to combine their businesses. The Arrangement will be implemented by way of a statutory plan of arrangement under the BCBCA and is subject to certain customary closing conditions as described in more detail below. Assuming the Arrangement is completed, Mogo will become a wholly-owned subsidiary of Difference by way of a three-cornered amalgamation among Mogo, Difference and a wholly-owned subsidiary of Difference. Following the Arrangement, and subject to the approval of the shareholders of Difference, Difference is expected to change its name to “Mogo Inc.” (the “Combined Entity”).

Under the terms of the Arrangement Agreement, upon the Arrangement becoming effective, the holders of common shares of Mogo (each, a “Mogo Share”) will receive one common share of Difference (each, a “Difference Share”) for each Mogo Share held (the “Exchange Ratio”). Following the completion of the Arrangement, all of Mogo's outstanding convertible securities will become exercisable or convertible, as the case may be, for Difference Shares in accordance with the Exchange Ratio. Former Mogo shareholders will own approximately 80% of the Combined Entity on a fully diluted basis following completion of the Arrangement and Dave Feller will be Chairman and CEO and Greg Feller will be President, CFO and Director of the Combined Entity.

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The Arrangement will require the approval of: (i) two-thirds of the votes cast by Mogo shareholders at its shareholder meeting; and (ii) if required, a simple majority of the votes cast by Mogo shareholders at its shareholder meeting, excluding the votes held by certain persons as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Directors and certain shareholders of Mogo, representing approximately 21.8% of the outstanding Mogo Shares, have entered into support agreements pursuant to which they agreed to vote their Mogo Shares in favor of the Arrangement.

The completion of the Arrangement is also subject to customary closing conditions, including receipt of all necessary court, shareholder and regulatory approvals. The Arrangement Agreement includes customary representations and warranties of each party, non-solicitation covenants on each party, “right-to-match” provisions in favour of each party and a break fee and a reverse break fee payable by either Mogo or Difference, as applicable, if the Arrangement Agreement is terminated in certain circumstances. Additionally, Mogo and Difference have agreed to a reciprocal expense reimbursement payable in certain circumstances.

Approval of Special Committee and Board of Directors

Both the Special Committee and Board of Directors of Mogo unanimously concluded that the completion of the Arrangement is in the best interests of Mogo, based in part on a fairness opinion delivered by Raymond James Ltd., which provided that subject to the assumptions, limitations and qualifications set out therein, the consideration to be received under the Arrangement is fair to the holders of Mogo Shares from a financial point of view. The Special Committee and Board of Directors of Difference also unanimously determined that the Arrangement is in the best interests of Difference and recommend that the Difference shareholders vote in favour of the transactions contemplated by the Arrangement.

Voting Support Agreements

In conjunction with the execution of the Arrangement Agreement, certain directors, officers and shareholders representing 21.8% of the outstanding Mogo Shares and 49.8% of the outstanding Difference Shares executed and delivered voting agreements, pursuant to which, among other things, such parties agreed to vote the applicable securities held by them in support of the Arrangement and the transactions contemplated thereby. The voting agreements will terminate if, among other things, the Arrangement Agreement is terminated.

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Timing

Full details of the Arrangement will be included in an information circular of Mogo that is expected to be mailed in May 2019 to holders of Mogo Shares. It is anticipated that the annual general and special meeting of Mogo and the closing of the Arrangement will take place in June 2019.

The above summary of the Arrangement Agreement is qualified in its entirety by reference to the Arrangement Agreement, a copy of which has been filed under Mogo’s corporate profile on SEDAR at www.sedar.com.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Gregory Feller, the President and Chief Financial Officer of Mogo is knowledgeable about the material change described above. His business telephone number is 1-800-980-6646.

Item 9.	Date of Report

April 18, 2019

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SCHEDULE “A” - NEWS RELEASE

Mogo Announces Business Combination with Difference Capital Financial

Vancouver, British Columbia, April 15, 2019 — Mogo Finance Technology Inc. (TSX:MOGO) (NASDAQ: MOGO) (“Mogo”) is pleased to announce the signing of a definitive arrangement agreement (the “Arrangement Agreement”) to merge Mogo (the “Transaction”) by way of a plan of arrangement with Difference Capital Financial Inc. (TSX:DCF) (“Difference”). Following the combination, the resulting company (the “Combined Entity”) is expected to be named ‘Mogo Inc.’.

Under the terms of the Arrangement Agreement, each common share of Mogo (a “Mogo Share”) will be exchanged for one (the “Exchange Ratio”) Difference common share (a “Difference Share”).  Upon completion of the Transaction, former Mogo shareholders will own approximately 80% of the Combined Entity on a fully diluted basis. Following completion of the Transaction, all of Mogo’s outstanding convertible securities will become exercisable or convertible, as the case may be, for shares of the Combined Entity in accordance with the Exchange Ratio.

The Transaction is subject to Mogo shareholder approval, regulatory approval and satisfaction of other customary conditions. The Transaction is expected to close in the second quarter of 2019.

Transaction Highlights

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Following the combination, the Combined Entity is expected to be named ‘Mogo Inc.’. Mogo shareholders will own approximately 80% of the Combined Entity and Dave Feller will be Chairman and CEO and Greg Feller will be President, CFO and Director of the Combined Entity.

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The Combined Entity will continue to execute on Mogo’s vision of building the leading fintech platform in Canada. The combination will give Mogo immediate access to approximately $9 - $10 million in cash, which reflects proceeds from Difference’s two recently announced monetizations. In addition, Mogo will have control of Difference’s portfolio of investments in some of the premier private technology companies in Canada, including Hootsuite and Vision Critical, which collectively have an estimated fair market value of approximately $24 million.

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The Transaction has received the unanimous recommendation of both Mogo’s and Difference’s special committees and respective boards of directors, with voting and support agreements representing approximately 21.8% of outstanding Mogo Shares and approximately 49.8% of outstanding Difference Shares executed in support of the Transaction.

“This transaction enables Mogo to continue to invest in new products and innovation, building on our leadership position in the Canadian fintech space,” said David Feller, Mogo’s Founder and CEO. “We are excited by the opportunity that the Transaction presents for shareholders of Mogo and Difference and are very pleased to have the support of the Difference board. We look forward to working closely with the leadership team at Difference to complete the Transaction.”

“The merger with Difference strengthens our financial position and represents a significant opportunity to create value for shareholders of the combined entity,” added Greg Feller, Mogo’s President. “Difference has invested in many of Canada’s leading technology companies and Mogo has built a valuable distribution platform. Shareholders of both companies will benefit from improved financial flexibility as we execute on our strategy of partnering to bring best-in-class products to our more than 800,000 members.”

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Transaction Summary

The proposed transaction will be completed pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) and, in addition to other customary closing conditions, is subject to regulatory and court approvals. The Transaction will need to be approved by: (i) two-thirds of the votes cast by Mogo shareholders at its shareholder meeting; and (ii) if required, a simple majority of the votes cast by Mogo shareholders at its shareholder meeting, excluding the votes held by certain persons as required by Multilateral Instrument 61-101. The directors and certain shareholders of Mogo, representing approximately 21.8% of Mogo’s outstanding shares, have entered into support agreements pursuant to which they agreed to vote their Mogo Shares in favor of the Transaction.

The annual general and special meeting of Mogo is expected to be held in June 2019. An information circular detailing the terms and conditions of the Transaction will be filed with regulatory authorities and mailed to the shareholders of Mogo in accordance with applicable securities laws. The Arrangement Agreement includes customary deal-protection provisions, including non-solicitation of alternative transactions and break fees payable by Mogo and Difference, respectively, under certain circumstances.

Mogo’s Board of Directors and Special Committee have determined that the proposed transaction is in the best interest of the shareholders, having taken into account advice from their financial advisors, and have unanimously approved the Transaction. Mogo’s Board of Directors recommends that their shareholders vote in favor of the proposed transaction.

Advisors and Counsel

Mogo’s financial advisor is Raymond James Ltd. and its legal counsel in Canada is Stikeman Elliott LLP. Raymond James Ltd. provided an opinion to Mogo’s Board of Directors that, as of the date thereof and subject to the assumptions, limitations and qualifications set out therein, the transaction is fair, from a financial point of view, to the shareholders of Mogo.

About Mogo

Mogo (TSX: MOGO; NASDAQ: MOGO) — a financial technology company — is a digital challenger to the banks in Canada, empowering consumers with simple solutions to help them manage and control their finances. Users can sign up for a free MogoAccount in only three minutes and get access to six products including free credit score monitoring, identity fraud protection, digital spending account with Platinum Prepaid Visa® Card, digital mortgage experience, the MogoCrypto account, the first product within MogoWealth, which enables the buying and selling of bitcoin, and access to smart consumer credit products through MogoMoney. The platform has been engineered to deliver a best-in-class digital experience, with best-in-class financial products all through one account. With more than 800,000 members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

Mogo Cautionary Statement

This news release may contain “forward-looking statements” that relate to Mogo’s current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Mogo has based these forward-looking statements on its current expectations and projections about future events that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to completion of the Transaction, receipt of required shareholder and regulatory approvals for the Transaction, court approval of the Arrangement, the holding of the Mogo shareholder meeting and the mailing of the Mogo circular, composition of the Combined Entity and the value of the investment portfolio of Difference.

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Forward-looking statements are based on certain assumptions and analyses made by Mogo in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, any investors or users of this document should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this news release relate only to events or information as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this news release, including the occurrence of unanticipated events. An investor should read this news release with the understanding that our actual future results may be materially different from what we expect.

For further information:

Craig Armitage

Investor Relations

craig.armitage@mogo.ca

(416) 347-8954

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